Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 12, 2013
Relating to Preliminary Prospectus dated January 22, 2013
Registration No. 333-178836

Cancer Genetics, Inc.

Update to Preliminary Prospectus Issued January 22, 2013

This free writing prospectus of Cancer Genetics, Inc. relates only to the initial public offering of its common stock described in, and should be read together with, the preliminary prospectus, dated January 22, 2013 (the “Preliminary Prospectus”), including the section entitled “Risk Factors,” relating to this offering. The Preliminary Prospectus, as well as Amendment No. 12 to the Registration Statement of which it forms a part, can be accessed by clicking on the following link: http://www.sec.gov/Archives/edgar/data/1349929/000119312513019562/d254016ds1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

Reverse Stock Split. On February 8, 2013, the Company filed a charter amendment with the Secretary of State for the State of Delaware and effected the 1-for-2 reverse stock split described in the Preliminary Prospectus. All numbers in the Preliminary Prospectus and in this Free Writing Prospectus already reflect the reverse stock split.

Change in Adjustment Provisions of Certain Outstanding Warrants. On February 11, 2013, John Pappajohn agreed to limit certain anti-dilution rights in his warrants to purchase shares of the Company’s common stock. Mr. Pappajohn currently holds 1,419,600 warrants which, due to such anti-dilution provisions, would adjust to be warrants to purchase 2,300,947 shares of the Company’s common stock at a price of $7.00 per share, if the initial public offering price of our common stock were $7.00 per share, the midpoint of the range set forth on the cover page of the Preliminary Prospectus, and would adjust to be warrants to purchase 2,619,197 shares of common stock at a price of $6.00 per share if the initial public offering price of our common stock were $6.00 per share, the low end of the range reflected in the Preliminary Prospectus. Mr. Pappajohn has agreed that if the final initial public offering price is below $6.00, there would be no further adjustment to the price or number of shares covered by warrants held by him. There would be further adjustment at an initial public offering price below $6.00 with respect to both price and number of shares as to 853,131 warrants, and with respect to price as to 281,660 warrants, held by individuals other than Mr. Pappajohn, as well as with respect to the conversion price of $6.0 million of convertible notes, the Company’s Series B preferred stock, and, if the initial public offering price were below $5.64, the Company’s Series A preferred stock and one warrant to purchase 25,000 shares of common stock.

Accordingly, if the initial public offering price were $6.00 per share, on a pro forma basis as of January 15, 2013, to reflect the automatic conversion of all outstanding shares of the preferred stock into 2,399,537 shares of common stock and the conversion of convertible promissory notes in the amount of $6.0 million into an aggregate of 1,000,000 shares of common stock, we would have 6,774,379 shares outstanding and, after the issuance of 5,000,000 shares of common stock in this offering, we would have 11,774,379 shares outstanding. On a fully diluted pro forma basis, not including the shares sold in this offering but including all warrants and options outstanding at January 15, 2013, there would be 12,535,041 shares outstanding. In the event the initial public offering price is less than $6.00 per share, and if we increased the number of shares to be issued in the initial public offering to generate the same gross proceeds, we would issue no greater than approximately 1,378,224 additional shares as a result of anti-dilution provisions in our preferred stock and convertible notes, and would issue up to an additional 2,500,000 shares in this offering, so that there would be a maximum of approximately 8,152,604 shares outstanding immediately prior to the offering and, after the issuance of 7,500,000 shares of common stock in this offering, we would have 15,652,604 shares outstanding. Under this scenario, on a fully diluted pro forma basis, not including the shares sold in this offering but including all warrants and options outstanding at January 15, 2013, there would be 14,335,062 shares outstanding.

Similarly, at an offering price of $6.00 per share, pro forma as of January 15, 2013, an aggregate of 4,377,310 shares of common stock would be issuable upon exercise of all of the outstanding warrants, at a weighted average exercise price of $5.41 per share. As a result of Mr. Pappajohn’s waiver of his anti-dilution rights with respect to his warrants, if the initial public offering price is less than $6.00 per share, the number of warrants would increase by no greater than approximately 421,797 warrants, or approximately 9.6%, to 4,799,109 warrants, and the weighted average exercise price of those warrants would decrease to no less than $4.82.

THE COMPANY HAS FILED A REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY PROSPECTUS, WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST THEM BY CONTACTING AEGIS CAPITAL CORP., PROSPECTUS DEPARTMENT, 810 SEVENTH AVENUE, 18TH FLOOR, NEW YORK, NY 10019, TELEPHONE: 212-813-1010, E-MAIL: PROSPECTUS@AEGISCAP.COM.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN ANY EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.